SIMPPLE LTD.

VIA EDGAR

August 22, 2023

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Finance

Washington, D.C. 20549

Attn: Cara Wirth and Dietrich King

Re:	SIMPPLE LTD. Registration Statement on Form F-1 Filed April 3, 2023, as amended File No. 333-271067

Pursuant to Rule 461 under the Securities Act of 1933, as amended, SIMPPLE LTD. hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 5:00 p.m. ET on August 24, 2023, or as soon as thereafter practicable.

Very truly yours,

/s/ CHONG Jiexiang Aloysius
CHONG Jiexiang Aloysius Chief Executive Officer and Director

cc:	Loeb & Loeb LLP Hunter Taubman Fischer & Li LLC